Mail Stop 4561

March 6, 2007

Mr. Joe Kin Foon Tai
President, CEO, and Director
Chineseworldnet.com Inc.
Appleby Spurling Hunter, Clifton House
P.O. Box 1350GT
Grand Cayman, Cayman Islands

> **Re:** **Chineseworldnet.com Inc.**
> **Form 20-F/A for the year ended December 31, 2005**
> **Filed December 22, 2006**
> **File No. 000-33051**

Dear Mr. Tai:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

     Sincerely,

     Daniel L. Gordon
     Branch Chief